Room 4561

February 6, 2008

Mr. Monty A. Houdeshell
Executive Vice President and
Chief Financial Officer
Autobytel Inc.
18872 MacArthur Boulevard
Irvine, CA 92612

> **Re:** **Autobytel Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2006**
> **Filed March 15, 2007**
> **File No. 000-22239**

Dear Mr. Houdeshell:

We have reviewed your response to our letter dated January 28, 2008 in connection with the above referenced filing and have the following comment. If indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated January 28, 2008.

Form 10-K for the Fiscal Year Ended December 31, 2006

Financial Statements

Note 7. Commitments and Contingencies, page F-32

1.   We have reviewed your response to prior comment number 1. We believe that the view proposed by your auditors as described in Section IV of your response dated October 17, 2007 represents the appropriate accounting treatment for the litigation settlement. Please revise your accounting and tell us how this revised accounting will impact your previously filed financial statements.

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comment.

You may contact Christine Davis, Senior Staff Accountant at (202) 551-3408 or me at (202) 551-3451 if you have questions regarding these comments.

Sincerely,

Mark Kronforst
Accounting Branch Chief